SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni: Mario Notari resigns from Eni’s Board of Statutory Auditors, September 2, 2020;
•	Eni’s Board of Directors - Approval of 2020 interim dividend: € 0.12 per share, September 15, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: September 30, 2020

Eni: Mario Notari resigns from Eni’s Board of Statutory Auditors

Rome, 2 September 2020 – Mario Notari, with great regret, has resigned from Eni’s Board of Statutory Auditors as he no longer has the necessary time to carry out the assignment with the required diligence.

Eni would like to thank Mr. Notari for his sense of responsibility.

In accordance with Eni’s by-laws, Roberto Maglio, the alternate auditor drawn from the list of candidates presented by the shareholder Ministry of Economy and Finance, will take the place of Mario Notari.

Roberto Maglio’s curriculum will be available on Eni’s website.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni’s Board of Directors

Approval of 2020 interim dividend: € 0.12 per share

Rome, 15 September 2020 – Eni’s Board of Directors, chaired by Lucia Calvosa, today resolved to distribute to Shareholders an interim dividend for the fiscal year 2020 of € 0.12 per share outstanding at the ex-dividend date as of 21 September 20201 , payable on 23 September 2020. The proposal to distribute an interim dividend of € 0.12 was announced to the market on 30 July 20202, when the management presented the Company’s new Shareholders’ Remuneration policy.

Holders of ADRs, outstanding at the record date of 22 September 2020, will receive € 0.24 per ADR, payable on 8 October 20203, with each ADR listed on the New York Stock Exchange representing two Eni shares.

Eni’s independent auditors have issued their report required by the Italian Civil Code (see Article 2433-bis, paragraph 5) in case of distribution of interim dividends.

The Board’s resolution on the interim dividend was made on the basis of the separate financial statements of the parent company Eni SpA at 30 June 2020 and for the six months then ended, prepared in accordance with IFRS, which showed a net profit of € 2,493 million4.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Depending on the recipient’s fiscal status dividends are subject to a withholding tax or are treated in part as taxable income.

2 Pursuant to article 83-terdecies of the Italian Legislative Decree no. 58 of February 24, 1998, the right to receive the interim dividend is determined with reference to the entries on the books of the intermediary – as set out in art. 83-quater, paragraph 3 of the Italian Legislative Decree no. 58 of February 24, 1998 – at the end of the accounting day of the September 22, 2020 (record date)..

3On ADR payment date, Citibank, N.A. will pay Eni S.p.A.’s dividend net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.

4 The financial statements of Eni S.p.A. at June 30, 2020, the Report of the Board of Directors and the report of the External Auditors on the payment of the Interim Dividend prepared only in Italian language have been filed at Eni S.p.A. Registered Office in Rome, Piazzale Enrico Mattei, No. 1, pursuant to Article 2433-bis of the Italian Civil Code. Copy of the aforementioned documents may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free Number 800940924 for calls from Italy and 80011223456, after dialling the international code, for calls from outside Italy.